Build funds Trust

January 14, 2022

VIA ELECTRONIC TRANSMISSION

Rebecca Marquigny, Esq

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Build Funds Trust, File Nos. 333-259006, 811-23732

Dear Ms. Marquigny:

On behalf of the Build Bond Innovation ETF (the “Fund”), a series of Build Funds Trust (the “Trust” or “Registrant”), we hereby request pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registrant's registration statement on Form N-1A be accelerated to January 18, 2022, or, in the alternative, acceleration to the earliest possible time after the date requested. The Registrant represents that all revisions noted in its response to SEC staff comments as conveyed in a correspondence filing made on January 13, 2022 will be included in the Fund’s prospectus and statement of additional information via a filing made pursuant to Rule 497 following the Amendment’s effectiveness. Absent acceleration, the Amendment would not become effective.

If you have any questions concerning this request, please contact Bibb L. Strench, Esq. at (202) 973-2727.

Build Funds Trust	Foreside Fund Services, LLC

By:	/s/ John Ruth	By:	/s/ Mark Fairbanks
Name:	John Ruth	Name:	Mark Fairbanks
Title:	President	Title:	Vice President